

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

Mr. James A. Williams
906-545 Sherbourne St.
Toronto, Ontario M4X 1W5
Canada

      Re: James A. Williams Trust
              Registration Statement on Form 10
              Filed April 27, 2010
              File No. 000-53954

Dear Mr. Williams:

We issued comments to you on the above captioned filing on May 6, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 17, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Nandini Acharya at (202) 551-3495 or myself at (202) 551-3715 if you have any questions.

                                   Sincerely,

                                   Jeffrey Riedler
                                   Assistant Director